December 11, 2018

David Williams
Executive Vice President and Chief Financial Officer
Chemed Corporation
255 East Fifth Street
Suite 2600
Cincinnati, OH 45202

       Re: Chemed Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-08351

Dear Mr. Williams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining